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                                                                   Exhibit 99.02

THE FOLLOWING EXCERPT IS FROM PAGE 14 OF THE PROXY STATEMENT FOR THE 1996 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY STATEMENT") UNDER THE HEADING "EXECUTIVE COMPENSATION":

COMPENSATION OF DIRECTORS

         As consideration for service on the Company's Board of Directors, each non-employee director of the Company receives $2,000 for each meeting of the Board of Directors attended and $500 for each committee meeting of the Board of Directors attended by committee members. In the fiscal year ended October 29, 1995, the total compensation paid to non-employee directors was $71,000. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred in connection with attendance at Board meetings in accordance with Company policy.

         Each non-employee director of the Company also receives stock option grants under the 1994 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company. Option grants under the Directors' Plan are non-discretionary and are not intended to qualify as incentive stock options under the Code.

         The maximum number of shares of Common Stock that may be issued pursuant to options granted under the Directors' Plan is 75,000... The options granted under the Directors' Plan become exercisable in three equal annual installments beginning on the date one year after the date of grant.

THE FOLLOWING EXCERPT IS FROM PAGE 17 OF THE PROXY STATEMENT UNDER THE HEADING "EXECUTIVE COMPENSATION":

EMPLOYMENT AGREEMENTS

         Pursuant to an employment agreement between the Company and David J. Ferran entered into in 1989, Mr. Ferran's annual salary and bonus are determined by the Compensation Committee of the Board of Directors. If Mr. Ferran's employment is terminated by the Company for cause or he resigns (except under certain circumstances), the Company may require Mr. Ferran to provide exclusive consulting services to the Company for 45 hours per quarter for one year following such event. In consideration for such services, the Company will pay Mr. Ferran

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consulting fees equal to his annual salary at the time of such termination or resignation, will continue to provide health insurance benefits and will accelerate the vesting of a portion of his stock options. If Mr. Ferran's employment is terminated without cause or he resigns under certain circumstances, Mr. Ferran may at his election require the Company to enter into a consulting arrangement on the same terms as above, in which case the Company will pay Mr. Ferran consulting fees equal to his annual salary at the time of such termination or resignation and the maximum bonus he would have been entitled to through the date of termination, will continue to provide health insurance benefits and will accelerate the vesting of a portion of his stock options.

THE FOLLOWING EXCERPT IS FROM PAGE 31 OF THE PROXY STATEMENT UNDER THE HEADING "CERTAIN TRANSACTIONS":

         The Company has entered into indemnity agreements with certain officers and directors which provide, among other things, that the Company will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he may be required to pay in actions or proceedings which he is or may be made a party by reason of his position as a director, officer or other agent of the Company, and otherwise to the full extent permitted under Delaware law and the Company's Bylaws.

         In November 1992, the Company issued 12% Subordinated Notes due November 15, 1999 in the aggregate principal amount of $5,000,000 (the "Notes") and a Warrant to purchase up to 887,845 shares of its Common Stock, as adjusted, at a nominal exercise price to an affiliate of Kleinwort Benson Limited, an entity associated with Mr. Khougaz, a director of the Company. Pursuant to the Notes, the Company made interest payments of $50,000 per month through January 1995 and paid monitoring fees which amounted to $15,000 in fiscal 1995. A portion of the proceeds from the Company's initial public offering were used to prepay the Notes in February 1995 and, in connection therewith, the Company paid a prepayment premium of $250,000. In addition, the Warrant holder exercised the Warrant and sold 391,687 shares in such offering. The net value realized by the Warrant holder in such sale was $2,549,882.

         Robert J. Ferran, a former director of the Company and the father of David J. Ferran, the Chairman of the Board, President and Chief Executive Officer of the Company, performed services for the Company as a consultant in fiscal 1995. The aggregate remuneration paid to Robert J. Ferran for such services was $40,000 in fiscal 1995.


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